UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d), AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)

Starent Networks, Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

85528P108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85528P108	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Ashraf M. Dahod
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Not applicable.
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 2,184,833 shares (1)
6. Shared Voting Power 4,722,515 shares (2)
7. Sole Dispositive Power 2,184,833 shares (1)
8. Shared Dispositive Power 4,722,515 shares (2)

9.

Aggregate Amount Beneficially owned by each Reporting Person

            6,907,348 shares

(1) Consists of 1,415,668 shares and options to purchase 769,165 shares vested as of December 31, 2008 and within 60 days thereof.

(2) Consists of 284,187 shares held by Shamim Dahod, Mr. Dahod’s wife, 4,415,316 shares held by Nooril-Iman, LP, a Delaware limited partnership, and 23,012 shares held by Nooril-Iman Management, LLC, a Delaware limited liability company. Mr. Dahod and Shamim Dahod are co-owners and co-managers of Nooril-Iman Management, LLC, the General Partner of Nooril-Iman, LP, and may be deemed to share voting and investment power with respect to the shares held by Nooril-Iman, LP and Nooril-Iman Management, LLC. Mr. Dahod disclaims beneficial ownership of the shares held by Nooril-Iman, LP and Nooril-Iman Management, LLC except to the extent of his pecuniary interest, if any.

10.	CHECK IF THE AGGREGATE AMOUNT OF ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.7%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 85528P108	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Starent Networks, Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

30 International Place, Tewksbury, MA 01876

Item 2	(a).	Name of Person Filing:

Ashraf M. Dahod

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

c/o Starent Networks, Corp., 30 International Place, Tewksbury, MA 01876

Item 2	(c).	Citizenship

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2	(e).	CUSIP Number:

85528P108

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 85528P108	13G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially owned:

6,907,348

(b) Percent of class:

9.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

2,184,833 shares (1)

(ii) Shared power to vote or to direct the vote:

4,722,515 shares (2)

(iii) Sole power to dispose or to direct the disposition of:

2,184,833 shares (1)

(iv) Shared power to dispose or to direct the disposition of:

4,722,515 shares (2)

(1) Consists of 1,415,668 shares and options to purchase 769,165 shares vested as of December 31, 2008 and within 60 days thereof.

(2) Consists of 284,187 shares held by Shamim Dahod, Mr. Dahod’s wife, 4,415,316 shares held by Nooril-Iman, LP, a Delaware limited partnership, and 23,012 shares held by Nooril-Iman Management, LLC, a Delaware limited liability company. Mr. Dahod and Shamim Dahod are co-owners and co-managers of Nooril-Iman Management, LLC, the General Partner of Nooril-Iman, LP, and may be deemed to share voting and investment power with respect to the shares held by Nooril-Iman, LP and Nooril-Iman Management, LLC. Mr. Dahod disclaims beneficial ownership of the shares held by Nooril-Iman, LP and Nooril-Iman Management, LLC except to the extent of his pecuniary interest, if any.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

CUSIP No. 85528P108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date

By:	/s/ Ashraf M. Dahod
Name:	Ashraf M. Dahod